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                              June 3, 2022

       Orestes Fintiklis
       Chief Executive Officer
       ITHAX Acquisition Corp.
       555 Madison Avenue
       Suite 11A
       New York, NY 10022

                                                        Re: ITHAX Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 20, 2022
                                                            File No. 333-263727

       Dear Mr. Fintiklis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 3 - Transaction Accounting Adjustments, page 224

   1. We note disclosure on page F-61 that the Mondee Group LLC (Borrower) promissory note was amended on May
18, 2022. Per the amendment, the principal and interest due
                                                        may be repaid, at the
election of the Borrower, in cash or units of Mondee Holdings LLC
                                                        (Holdings), or any
securities received in redemption of, as a distribution on or in exchange for the units of
Holdings in connection with the closing of the transactions contemplated by the Business
Combination Agreement. As your pro forma adjustments are limited to a cash settlement
scenario, include an additional pro forma presentation which gives effect to unit settlement. In
doing so, quantify the number of units required to settle the note and
 Orestes Fintiklis
FirstName  LastNameOrestes Fintiklis
ITHAX Acquisition  Corp.
Comapany
June 3, 2022NameITHAX Acquisition Corp.
June 3,
Page 2 2022 Page 2
FirstName LastName
         state the current fair value of such units.

         In the event that the Borrower intends to settle the obligation by issuing units or other equity securities, tell us your consideration of classifying the note receivable from related party as a component of equity.
2. We note your pro forma balance sheet includes adjustments to cash, other current assets, accrued expenses and other current liabilities, additional paid in capital and accumulated deficit for transaction costs associated with the business combination. Please expand your disclosures which include adjustments for transaction costs to provide more detailed information to reconcile the amounts and items described in the footnotes to the adjustment amounts on the face of the pro forma balance sheet as well as in related footnotes. For example, we note that

                pro forma adjustment 3(a)(3) depicts the payment of transaction costs totaling $17.2 million; however, at note 3(e) the related adjustment to additional paid in capital for the payment of transaction costs totals only $15.2 million;

                pro forma adjustment 3(m) eliminates $2.3 million of deferred offering costs in prepaid expenses and other current assets but there is no related adjustment to additional paid in capital for this amount in footnote 3(e);

                pro forma adjustment 3(f) should reflect the reclassification
of ITHAX   s historical
              accumulated deficit which totals $15 million to additional paid in capital; however, the adjustment amount on the face of the pro forma balance sheet only totals $13.9 million; and

                pro forma adjustment 3(l) represents the expensing of capitalized transaction costs;
              however, we did not observe any related reduction of such capitalized costs on your balance sheet as of March 31, 2022. Further, it is not clear why you reference footnote 3(h) for the adjustment to accumulated deficit for these transaction costs.
3. We note you reflect the settlement of the related party loan receivable on the pro forma balance sheet and refer to footnote 3(k). However, footnote 3(k) is presented under the subheading, Adjustments to the Unaudited Pro Forma Condensed Combined Statements of
         Operations for the year ended December 31, 2021 and three months ended March 31,
         2022. Please reposition this footnote as part of the adjustments to the pro forma balance sheet and include a separate footnote, within the adjustments to the pro forma statements of operations, to explain the related adjustment to interest income. Exhibits
Exhibit 5.1, Opinion of Reed Smith LLP, page 3

4. If the principal opinion will assume that the company "is validly existing and in good standing" and the other assumptions which counsel lists in paragraph
(f), it appears that a
 Orestes Fintiklis
ITHAX Acquisition Corp.
June 3, 2022
Page 3
      second legality opinion would be required. Please obtain and file a second opinion which addresses those points such that counsel for the extant opinion may rely on the additional opinion (of local counsel) in rendering its opinion. In the alternative, please ask counsel to provide a revised opinion which does not assume any of the material facts underlying the opinion. For guidance, please refer to Section II.B.3.a of Staff Legal
      Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm See also Section II.B.2.e
(regarding
      requirements when reincorporation will take place prior to closing).

        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Jenifer
Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel at 202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameOrestes Fintiklis
                                                             Division of
Corporation Finance
Comapany NameITHAX Acquisition Corp.
                                                             Office of Energy &
Transportation
June 3, 2022 Page 3
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName